SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 5 of its Bylaws, to participate in the Company’s Annual and Extraordinary Shareholders’ Meetings (“AESM” or “Meetings”), to be held on April 25, 2024, at 11:00 a.m., in an exclusively digital format, through the Ten Meetings platform, according to Resolution 81 of the Brazilian Securities and Exchange Commission, of March 29, 2022, as amended (“CVM Resolution 81/22”), to resolve on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING

I.	Examine the management accounts, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2023, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.

II.	Resolve on the allocation of the net income for the fiscal year ended December 31, 2023, and on the distribution of dividends.

III.	Set the number of members to compose the Board of Directors for a term of office until the 2026 Annual Shareholders’ Meeting.

IV.	Elect the members of the Board of Directors for a term of office until the 2026 Annual Shareholders’ Meeting and appoint the Chair of the Board of Directors.

V.	Resolve on the eligibility of the independent members of the Board of Directors regarding the rules established in the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, and CVM Regulation 80/2022.

VI.	Set the number of members to compose the Fiscal Council for a term of office until the 2025 Annual Shareholders’ Meeting.

VII.	Elect the members of the Fiscal Council for a term of office until the 2025 Annual Shareholders’ Meeting.

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Appoint members of the Audit Committee.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
II.	Elect the members of the Eligibility Committee.

III.	Set the overall annual compensation of management, audit committee members, and fiscal council members for the 2024 fiscal year.

IV.	Amend item XXII of article 14 of the Company’s Bylaws to update the authority threshold of the Board of Directors to approve the execution of certain legal transactions.

V.	Amend the Bylaws by (a) excluding the current article 32 to remove the advisory responsibilities of the current Eligibility and Advisory Committee, (b) amending the current article 33 for simplification of the rules regarding the body, and (c) amending item XI of article 14, the main section of article 31, article 40 and Chapter IX to exclude the expression “and Advisory” when referring to the Eligibility Committee.

VI.	Consolidate the Company’s Bylaws, with adjustments to cross-references and the numbering of the articles to reflect the resolutions of items (IV) and (V) on the Agenda.

Shareholder Information:

The Meetings will be held exclusively online, according to CVM Resolution 81/22, and Shareholders are allowed to participate (i) in person or by a proxy, through the electronic platform at the time defined for the AESM, or (ii) by sending voting instructions before the AESM is held, through a Remote Voting Form (“RVF”).

The rules and procedures for shareholders’ participation in the Meetings are detailed in the Manual for Participation in the Meetings, and the information about the matters to be resolved at the Meeting is detailed in the Management Proposal, both of which are available on the Company’s Investor Relations website (https://ri.sabesp.com.br/), and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

I.	Participation through the electronic platform

Shareholders who want to participate in the Meetings must pre-register on the Ten Meetings Platform at the following link https://assembleia.ten.com.br/890014793, until 11:00 a.m. of April 23, 2024, by selecting the “Cadastrar” option and uploading the documents detailed in item (a) below:

•	Photo ID document (identification document, foreign registration document, driver’s license, or professional class identification officially recognized in Brazil) of the shareholder or, if represented, their legal representative;
•	Statement issued by the institution providing bookkeeping services or by the custodian institution, stating the number of shares held, dated no more than 3 (three) business days before the accreditation for participation in the General Meetings; and additionally

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
•	For investment fund shareholders: a copy of the consolidated fund regulations and bylaws or articles of organization of its administrator or manager, as applicable, together with the corporate documentation proving the administrator’s or manager’s powers of legal representation, as applicable (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized);
•	For legal entities shareholders: a copy of the bylaws or current articles of organization and corporate documentation proving the shareholder’s powers of legal representation (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized).

If the shareholder wish to be represented by a proxy, they must register in the Digital Platform, in addition to the documents indicated above, the power of attorney, under the law and the Manual for Participation in the Meetings.

It should be noted that the personal data and documents requested for accreditation and participation in the Meeting will be used exclusively for this purpose and their handling is justified within the terms of article 7, item II, of Law 13,709/2018 (compliance with legal requirement), according to Brazilian Corporation Law and correlated regulations.

After analysis and validation of the document, the Shareholders or their representatives will receive a confirmation of registration on the Digital Platform by email. Access to the AESM will be restricted to Shareholders and/or their representatives or proxies accredited within the term defined by the Company, who will receive an individual invitation with specific instructions to access the digital platform.

II.	Participation through Remote Voting Form

If Shareholders decide to participate in the AESM through a remote voting form, they must (a) send filling instructions of the Remote Voting Form to service providers for the collection and transmission of instructions for filling out these documents (custody agents or bookkeeping agents of the shares issued by the Company), provided that such instructions are received within up to seven (7) days before the Meeting; (b) send the Remote Voting Form directly to the Company; or (c) send the voting instructions via the Ten Meetings digital platform (through the link https://assembleia.ten.com.br/890014793, on the table “BVD”, provided that the instructions are received within seven (7) days before the AESM (i.e. April 18, 2024), and any Remote Voting Forms received by the Company after this deadline will be disregarded.

The sending of the RVF to the custody agent or bookkeeping agent shall observe the applicable rules and procedures, as indicated by these service providers. RVF directly sent to the Company – (i) mailing address, to Rua Costa Carvalho, nº 300, City and State of São Paulo (to the care of the Superintendência de Captação de Recursos e Relações com Investidores); (ii) via email to sabesp.ri@sabesp.com.br; or (iii) via the Ten Meetings platform, through link https://assembleia.ten.com.br/890014793 - must be accompanied by the documentation listed in item I above and detailed in the Manual for the Participation in the Meetings.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Shareholders who send their Remote Voting Forms may participate in the Meeting via the digital platform. However, should they exercise their voting right in real time at the respective Meeting, their Remote Voting Forms will be fully disregarded and the votes cast during the Meeting will be considered valid.

III.	Requests for a Multiple Vote

To request the adoption of a multiple vote for the election of the Board of Directors members, according to CVM Resolution 70, of March 22, 2022, the claimants must represent at least 5% of the Company’s voting capital and may exercise this option up to 48 hours before the Meetings.

The Company emphasizes the importance that any requests for a multiple vote be made in advance to facilitate their processing by the Company and the participation of other Brazilian and foreign Shareholders.

São Paulo, March 22, 2024.

Karla Bertocco Trindade

Chair of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 5, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.